MEMORANDUM

TO:Soo Im-Tang
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
U. S. Securities and Exchange Commission
FROM:Jennifer Grau, Esq.
Senior Attorney, Insurance Legal & Product Development
DATE:March 12, 2026
SUBJECT:Response to Comments for the Initial Registration Statements filed on Form N-4 for File Nos.
333-292237 & 333-292238; Jackson National Life Insurance Company, and File Nos. 333-292244 &
333-292247; Jackson National Life Insurance Company of New York

This memorandum is in response to the comments you provided verbally on February 23, 2026, for the above referenced filings.
In the interest of convenience for the staff of the Securities and Exchange Commission ("SEC"), this memorandum provides our understanding of the specific comment, followed respectively by a narrative response (in bold).
Unless indicated otherwise below, the following comments and responses apply to all registration statements referenced above. Excerpted pages of the Jackson Market Link Pro 4, Jackson Market Link Pro Advisory 4, and New York Jackson
Market Link Pro 4 Statutory Prospectuses, marked to show the changes identified below under the respective product headers, are attached and will be provided electronically. Page references in the responses are to the pdf page of the marked excerpted prospectus pages. Corresponding changes have been made to all of the above-referenced registration statements, as applicable. Pre-effective amendments to the above-referenced registration statements will subsequently be filed in response to the comments.
General Comments
1.Where a comment is made in one location, it is applicable to all above-referenced registration statements, ISPs, and rate sheet prospectus supplements, as applicable.
Response:  Registrant acknowledges and confirms that corresponding changes have been made to all documents, as applicable, in response to these comments.
2.Please confirm that anything marked "to be updated by amendment" will be reflected in the final pre-effective filings.
Response: Registrant confirms that all disclosures marked "to be updated" will be complete and included in the final pre-effective filings for all registrations.
JNL BROKERAGE PROSPECTUS
Cover Page (pp. 1-2)
3.In the second to last sentence of the fourth paragraph, please disclose that the investor would no longer be able to increase his or her contract value and death benefit through additional premium payments if the company exercises its right to refuse premium payments.
Response: This revision has been made.
4.In the first paragraph on the second page of the cover page, please clarify as you do on page 29 that although protection options may be removed in the future, there will always be at least one protection option available for election.
Response: This revision has been made.
Glossary (p. 3)
5.Please define "Rate Enhancement Option" and "Rate Enhancement Option Charge" in the Glossary.
Response: This revision has been made.
6.In the definition of Protection Option, please consider adding that the current contract only offers a Buffer.
Response: This definition is meant to generally define Protection Option as used in the prospectus.  While only a Buffer option is available at launch of the product, Registrant has previously offered, and may in the future offer other Protection Options under the contract.  Respectfully, the definition for Buffer identifies it as the Protection Option currently offered under the contract, and Registrant does not feel that the more general Protection Option definition implies other current offerings or creates confusion.  As such, no revision has been made in response to this comment.
Overview of the Contract (p. 4)
7.In the third bullet of the Guaranteed Cap subsection under Phases of the Contract, please consider adding a parenthetical note that the Guarantee Period is the six-year period during which the index adjustment factors remain unchanged.
Response: Respectfully, Guarantee Period is a defined term, included in the Glossary so that its use throughout the prospectus does not require additional repetition of its definition. No revision has been made in response to this comment.
8.The following comments relate to the Performance Lock subsection under Contract Features:
a.If there are contract limits on how soon after the term begins that an investor can exercise a Performance
Lock, please disclose the limitations as well as any cutoff dates for requesting a Performance Lock.
Response: Registrant confirms there are no such limitations.
b.Please disclose that if interim value is locked in, the investor will forgo any participation in the investment of the index option, will not receive any interest at the end of the term based on index return, and may have realized a higher gain by remaining invested in the index option.
Response: Respectfully, the requested risk disclosures are already covered extensively in the Principal
Risks section of the prospectus.  Adding these disclosures here would double the length of the summary of the Performance Lock feature in the Overview of the Contract section, which does not appear consistent with the Form N-4 description that this section provide a "concise description" and summary of contract features, particularly given the same disclosures already appear in a more relevant location in the prospectus.  No revisions have been made in response to this comment at this time.
c.Please clarify that interim value does not reflect the performance of the index.
Response:  Respectfully, this disclosure is covered in the Interim Value subsection on the same page of the prospectus. No revisions have been made in response to this comment.
9.The following comments relate to the Rate Enhancement Option subsection under Contract Features:
a.Please clarify here that the Rate Enhancement Option cannot be elected in combination with the +Income
GMWB or the +Income GMWB with Joint Option.
Response: This revision has been made.
b.Please specify where the investor can locate the enhanced rates or include a cross-reference to the applicable rate sheet supplement.
Response: This revision has been made.
Key Information Table (p. 5)
10.In the row titled "Are There Charges or Adjustments for Early Withdrawals", please consider adding a parenthetical next to Withdrawal Charge Period that this refers to the first six years following receipt of premium.
Response: Respectfully, Withdrawal Charge Period is a defined term, included in the Glossary so that its use throughout the prospectus does not require additional repetition of its definition. No revision has been made in response to this comment.
11.In the row titled "Are There Restrictions on Contract Benefits", please also include any restrictions on the Rate
Enhancement Option.
Response: This revision has been made.
Principal Risks (pp. 6-8)
12.The following comments relate to the Premium Payments subsection under Principal Risks:
a.Please revise the disclosure to identify factors that restrict additional premium payments and cross-reference where detailed, if applicable.
Response: This revision has been made.
b.Please revise the disclosure to explain how subsequent premium payments may or may not contribute to various benefits.
Response: This revision has been made.
c.Please revise the disclosure to describe the circumstances under which the Company may lower the maximum premium permitted and provide examples of the impact on benefits.
Response: This revision has been made.
13.In the risk section titled Tracking Index Performance, please briefly describe the risks associated with the newly added Dow Jones Industrial Average Index.
Response: This revision has been made.
14.In the risk section titled Buffers, you note a reservation of right to remove protection options in the future. Please clarify whether the use of protection option here refers to buffers and floors or only buffers as offered under this contract.
Response: We retain general references to Protection Options throughout the prospectus as we have historically offered, and may in the future offer additional types of Protection Options.  The reservation of right relates to our ability as it relates to any type of Protection Option. Registrant confirms that at this time, the only Protection Option available is the Buffer Protection Option, and represents that the existing disclosures make this clear.
Contract Options (p. 9)
15.In the Subsequent Premium Holding Account subsection under the section titled Fixed Account, please clarify that the funds held in the subsequent premium holding account do not earn index-linked interest until allocated.
Response: This revision has been made.
16.In the Index Account subsection, please consider re-inserting the deleted table for ease of understanding.
Response: Respectfully, Registrant removed this table in favor of reliance on the Investment Options table in
Appendix A now that no rates are displayed in the prospectus.  Registrant believes Appendix A, along with disclosures in relevant crediting method and protection option sections, provide better information to the investor on available options, consistent with new Form N-4 expectations.  No revision has been made in response to this comment.
Additional Information about the Index Account Options (p. 10)
17.Please update the bar charts in the Indexes subsection to include the year 2025 so that a 10-year period is reflected.
Response: Registrant confirms these bar charts will be updated to reflect the appropriate 10-year period including calendar year 2025 and that information will be included in the final pre-effective filings.
18.In the fourth paragraph of the subsection titled Crediting Methods, please consider including clarifying language that neither the owner of the contract nor others are investors in the derivative instruments used to hedge obligations and cross-reference the section discussing general account and unregistered securities in the section titled Other
Information.
Response: This revision has been made.
Charges and Adjustments (pp. 11-12)
19.In the third bullet of the Withdrawal Charge subsection, please reconcile the inconsistency in how Free Withdrawal is defined here versus the Glossary.
Response: This revision has been made.
20.The following comments relate to the Rate Enhancement Option Charge subsection:
a.Please provide a numerical example illustrating accrual and deduction of the Rate Enhancement Option
Charge and its impact on the Contract Value and Interim Value.
Response: These examples were present in the Calculation Examples appendix but mis-identified as being found in the SAI.  We have revised in-line text for clarity and updated the cross-reference to the appropriate Calculation Examples appendix with specificity to example numbers.
b.If the timing of the deduction of the Rate Enhancement Option Charge triggers a Contract Adjustment, please disclose that the Contract Adjustment could be negative, meaning the Index Account Option Value could decrease by more than the amount of the charge deducted. In addition, please prominently disclose that this could result in greater decreases in Index Account Option Value and, over time, the deduction of ongoing charges with recurring adjustments could result in significant loss.
Response: The timing of the deduction of the charge does not trigger a Contract Adjustment.  The charge is designed to be deducted at the end of the Index Account Option Term when no Contract
Adjustment would apply.  If, however, a Contract Adjustment is triggered due to the removal of
Interim Value prior to the end of an Index Account Option Term, that would in turn trigger a proportional deduction of the charge (as illustrated in existing examples). In other words, the election of the Rate Enhancement Option does not itself result in recurring charge deductions that would trigger Contract Adjustments.  No revisions have been made in response to this comment.
c.In the last sentence of the third paragraph from the bottom of the subsection, please specify the relevant section of the SAI rather then providing a general reference.
Response: This revision has been made.
Appendix C (State Variations)
21.Please provide a completed copy of Appendix C for review.
Response: Respectfully, the disclosures in this appendix are subject to state regulatory requirements on pending filings and are not yet available. Registrant confirms this appendix will be fully updated at the time of the final pre-effective amendment filing.
Appendix I (Financial Intermediary Variations)
22.Please provide a completed copy of Appendix I for review.
Response: Respectfully, the disclosures in this appendix are subject to input from financial intermediaries and are not yet available. Registrant confirms this appendix will be updated with all known material variations at the time of the final pre-effective amendment filing.
JNL ADVISORY PROSPECTUS
Key Information Table (pp. 13-14)
23.In the Fees, Expenses, and Adjustments section of the table, please add advisory fees after "no sales charges" in the disclosures for Highest Annual Cost field.
Response: This revision has been made.
24.In the third paragraph of the row titled "Is this a short-term investment", wherever you discuss renewal, please make it clear that both the upside and downside rates will change to the then applicable renewal rates.
Response: This revision has been made.
25.In the row titled "Are there Restrictions on Investment Options", please correct the typographical error in the last sentence of the Premium Payments disclosures.
Response: This revision has been made.
Contract Options
26.If advisory fees are deducted from contract value, please include such deduction in the list of transactions that reduce Fixed Account Value in the subsection titled Fixed Account Value.
Response: Advisory fee withdrawals are already included in this list of transactions as the fifth numbered transaction type reducing the Fixed Account Value.
Additional Information About the Index Account Options
27.In the subsection titled Protection Options, you note that the Buffer rates are the new business or renewal rates effective as of the first day of the Index Account Option Term. Please confirm that the rate sheet prospectus supplement will show both new business and renewal buffer rates, if different.
Response: To date, new business and renewal rates for Buffers have been identical.  To the extent Registrant offers renewal Buffer rates in the future that differ from the new business Buffer rates, those renewal rates would be disclosed on the rate sheet prospectus supplement.
Taxes (p. 15)
28.In the subsection titled Constructive Withdrawals - Investment Adviser Fees, please clarify that the 10% federal penalty applies if amounts are withdrawn before age 59 ½.
Response: This revision has been made.
Distribution of Contracts
29.In the disclosures covering Compensation to JNLD, you reference contracts "offered to persons who are also customers of an Independent Registered Investment Advisor". Please clarify the distinction between
"Independent Registered Investment Advisor" and "Registered Investment Advisor."
Response: Independent Registered Investment Advisors are Registered Investment Advisers that are not affiliated with a Broker-Dealer, and who require additional support in the recommendation and sale of contracts.
Appendix A (Investment Options Available Under the Contract) (p. 16)
30.Please also disclose the rates reflecting the Rate Enhancement Option in Appendix A.
Response: Respectfully, the Rate Enhancement Option does not provide for separate or unique guaranteed minimum crediting rates or protection option rates, which are the subject of the table disclosures.  Election of the Rate Enhancement Option would not represent a separate Index Account Option than those already identified in the table.  It would only represent different current upside crediting rates applicable to the available Index Account Options already listed.  Since current upside crediting rates are not disclosed in the table in Appendix A, and because we do not delineate separate Index Account Options for the Rate
Enhancement Option, the table accurately lists all available Index Account Options offered under the
Contract.  No revision has been made in response to this comment.
31.In the disclosures following the first large table in Appendix A, please clarify that there will always be at least one protection option available for election.
Response: This revision has been made.
Appendix B (Calculation Examples) (pp. 17-19)
32.Please include an Advisory Fee Withdrawal example in Appendix B.
Response: This revision has been made.
RATE SHEET PROSPECTUS SUPPLEMENT
33.Please disclose how and when investors will be notified when rates change.
Response: Respectfully, the rate sheet already identifies that a new rate sheet will be filed a minimum of 10 days before any rate changes. This disclosure is consistent across all of our registered product rate sheet supplements and has been approved multiple times by the staff.  In-force customer notifications on rates are not tied to rate sheet supplement filings, but by the timing of their Premium Allocation Anniversaries, and disclosures on that notification timing are found throughout the prospectus, along with cross-references to the current rate sheet supplements, which are posted online as required by the Summary Prospectus Rule.
No revision has been made in response to this comment.
34.Please ensure that the bold italic typeface referenced in the disclosure appears in the table.
Response: This revision has been made.
NY BROKERAGE PROSPECTUS
Overview of the Contract (pp. 20-21)
35.In the Performance Boost subsection under Phases of the Contract, please consider providing a more meaningful example of the performance boost feature as in the current example, the performance boost has no impact.
Response: This revision has been made.
36.In the Income Phase subsection, please specify in the disclosure the benefits that terminate upon annuitization. The
Staff notes that elsewhere in the prospectus, the disclosure states that the death benefit terminates upon annuitization.
Response: Respectfully, the only benefits which technically terminate upon annuitization are optional add-on benefits under their termination clauses.  There are no add-on benefits offered with the New York RILA products. No changes have been made in response to this comment.
Please contact me at (517) 367-3754 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. JACKSON MARKET LINK PRO® 4 FLEXIBLE PREMIUM DEFERRED INDEX-LINKED ANNUITY Issued by Jackson National Life Insurance Company® The date of this prospectus is ______, 2026. This prospectus contains information about the Contract and Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. This prospectus is a disclosure document and describes all of the Contract’s material features, benefits, rights, and obligations of annuity purchasers under the Contract. The description of the Contract’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Contract are changed after the date of this prospectus, in accordance with the Contract, those changes will be described in a supplemented prospectus. It is important that you also read the Contract and endorsements, which may reflect additional non-material state variations. Jackson's obligations under the Contract are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Contract will meet your investment and financial planning needs. Index-linked annuity contracts are complex insurance and investment vehicles and involve risk, including potential loss of principal. Before you invest, be sure to discuss the Contract’s features, benefits, risks, and fees with your financial professional in order to determine whether the Contract is appropriate for you based upon your financial situation and objectives. Please carefully read this prospectus and any related documents and keep everything together for future reference. The Contract makes available for investment index-linked and fixed options. Additional information about these investment options is available in Appendix A. This prospectus describes the Indexes, Terms, Crediting Methods, Protection Option levels, and add-on benefits that we currently offer under the Contract. The availability of investment options, benefits, and/or other features described in this prospectus may vary depending on the broker-dealer or financial intermediary through which the Contract is sold. See Appendix I: Financial Intermediary Variations. You should discuss with your financial professional any limitations or restrictions on investment options, benefits and/or features that apply through their broker-dealer or financial intermediary. If a particular investment option or optional feature that interests you is not offered, you may want to contact another broker-dealer to explore its availability. In addition, not all optional features may be available in combination with other optional features, as we also reserve the right to prospectively restrict the availability to elect certain features if certain other optional features have been elected. We reserve the right to limit the number of Contracts that you may purchase. We also reserve the right to refuse initial and any or all subsequent Premium payments, which would mean you would no longer be able to increase your Contract Value or death benefit through subsequent Premium payments. Please confirm with us or your financial professional that you have the most current prospectus that describes the availability and any restrictions on the Crediting Methods and Protection Option levels. The Jackson Market Link Pro 4 Contract is an individual flexible Premium deferred registered index-linked annuity Contract issued by Jackson. The Contract provides for the potential accumulation of retirement savings and varying levels of downside protection in adverse market conditions. The Contract is a long-term, tax-deferred annuity designed for retirement or other long-term investment purposes. It is available for use in Non-Qualified plans, Qualified plans, Tax-Sheltered annuities, Traditional IRAs, and Roth IRAs. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in negative Contract adjustments, taxes, and tax penalties, as applicable. The Contract may not be appropriate for you if you plan to take withdrawals from an Index Account Option prior to the end of the Index Account Option Term, especially if you plan to take ongoing withdrawals such as Required Minimum Distributions or Guaranteed Withdrawals under the +Income GMWB or +Income GMWB with Joint Option. We apply an Interim Value adjustment if amounts are removed from an Index Account Option during the Index Account Option Term, and if this adjustment is negative, you could lose up to 100% of your investment. Withdrawals could also result in significant reductions to your Contract Value and the Death Benefit (perhaps by more than the amount withdrawn), as well as to the Index Adjustment credited at the end of the Index Account Option Term. Withdrawals may also be subject to income taxes and income tax penalties if taken before age 59½. If you do intend to take ongoing withdrawals under the Contract, particularly from an Index Account Option during the Index Account Option Term, you should consult with a financial professional.

We limit the amount you can earn on an Index Account Option. Crediting Methods such as the Cap, Guaranteed Cap, Performance Trigger, and Performance Boost could limit positive Index gain. Crediting Method rates could change in the future, but in no event will an available Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3- year Index Account Option Term, or 1% for a 1-year Index Account Option Term; an available Index Participation Rate be less than 100%; an available Guaranteed Cap Rate be lower than 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term; an available Guaranteed Index Participation Rate be lower than 100%; an available Performance Trigger Rate be lower than 1%; an available Performance Boost Rate be lower than 5% or Performance Boost Cap Rate be lower than 2% for a 6-year Index Account Option Term, 1.50% for a 3-year Index Account Option Term, or 1% for a 1-year Index Account Option Term. You could experience up to a 90% loss over the course of your Index Account Option Term due to poor Index performance after taking into account the current limits on Index loss provided under the contract depending on the Index Account Option you select. Protection Option rates could change in the future. Available Buffer Protection Options will always be at least 5%. We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. This prospectus utilizes Rate Sheet Prospectus Supplements to describe (i) the current limits on Index losses for new Index Account Option Terms and (ii) the current charges and rates applicable to the add-on benefits. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product-literature-11.html. Jackson is located at 1 Corporate Way, Lansing, Michigan, 48951. The telephone number is 1-800-644-4565. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. You can contact our Jackson Customer Care Center at P.O. Box 24068, Lansing Michigan 48909-4068; 1-800-644-4565; www.jackson.com. An investment in this Contract is subject to risk including the possible loss of principal and that loss can become greater in the case of an early withdrawal due to charges and adjustments imposed on those withdrawals. See “Principal Risks” beginning on page 19 for more information. Additional information about certain investment products, including registered index-linked annuities, has been prepared by the SEC’s staff and is available at www.Investor.gov. If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, or when purchased as a replacement, this cancellation period may be longer. Upon cancellation, you will receive a full refund of the amount you paid with your application, less any partial withdrawals you've taken prior to cancelling. You should review this prospectus, or consult with your financial professional, for additional information about the specific cancellation terms that apply. Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted. • Not FDIC/NCUA insured • Not Bank/CU guaranteed • May lose value • Not a deposit • Not insured by any federal agency

Interim Value - the Index Account Option Value during the Index Account Option Term. The Interim Value will never be less than zero. The Interim Value is calculated on each day of the Index Account Option Term, other than the first and last days, and is the amount of Index Account Option Value available for partial or total withdrawals (including GAWA withdrawals, automatic withdrawals, RMDs, deduction of the GMWB Charge, amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Death Benefit) or Performance Locks. The Interim Value is equal to the sum of the fixed income asset proxy and the derivative asset proxy, less any applicable accrued Rate Enhancement Option Charge. For more information on Interim Value, please see "Interim Value Calculation and Adjustment" beginning on page 55. Issue Date - the date your Contract is issued. Jackson, JNL, we, our, or us – Jackson National Life Insurance Company. (We do not capitalize “we,” “our,” or “us” in the prospectus.) Latest Income Date ("LID") - the date on which you will begin receiving income payments. The Latest Income Date is the Contract Anniversary on which the Owner will be 95 years old, or such date allowed by the Company on a non- discriminatory basis or required by a qualified plan, law or regulation. Owner, you or your – the natural person or legal entity entitled to exercise all rights and privileges under the Contract. Usually, but not always, the Owner is the Annuitant. The Contract allows for the naming of joint Owners. (We do not capitalize “you” or “your” in the prospectus.) Any reference to the Owner includes any joint Owner. Performance Boost Cap Rate ("PBCR") - an Index Adjustment Factor associated with the Performance Boost Crediting Method. The PBCR is the maximum positive Index Adjustment, expressed as a percentage, that could be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term. The Performance Boost Cap Rate is not a stand-alone Crediting Method. It is applicable only when you select the Performance Boost Rate Crediting Method. Performance Boost Rate ("PBR") - one of four currently available Crediting Methods, and an Index Adjustment Factor. The PBR is the amount that will be added to Index Return, expressed as a percentage, that will increase value of the Index Adjustment that will be credited to an Index Account Option under the Performance Boost Crediting Method at the end of each Index Account Option Term if the performance criteria are met. The Index Adjustment credited under the Performance Boost Crediting Method is limited by the Performance Boost Cap Rate. Performance Lock- a Contract feature that permits the reallocation of full or partial Interim Value from an Index Account Option to the Performance Lock Holding Account prior to the end of the Index Account Option Term. Performance Lock Date - the date Interim Value is reallocated to the Performance Lock Holding Account in connection with a Performance Lock. Performance Lock Holding Account - A limited-purpose Fixed Account Option that is used for Performance Locks. The Performance Lock Holding Account cannot be independently elected. Performance Trigger Rate ("PTR") - one of four currently available Crediting Methods, and an Index Adjustment Factor. The PTR is the amount of positive Index Adjustment, expressed as a percentage, that will be credited to an Index Account Option under the Performance Trigger Crediting Method at the end of each Index Account Option Term if the performance criteria are met. Premium - consideration paid into the Contract by or on behalf of the Owner. Premium Allocation Anniversary - the Business Day on or immediately following each one-year anniversary of the Premium Allocation Date. Premium Allocation Date - the date that initial or subsequent Premium is allocated to the 1-year Fixed Account Option or any Index Account Option. Premium Year - the succeeding twelve months from a Premium Allocation Date and every Premium Allocation Anniversary thereafter. Protection Option - a Protection Option provides varying levels of partial protection against the risk of loss of Index Account Option Value when the Index Return is negative. Rate Enhancement Option - an add-on benefit that may be purchased for an additional fee that provides higher Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, and Performance Boost Rates, as applicable, than those offered under the base Contract. Rate Enhancement Option Charge - the charge accrued daily as part of the calculation of Interim Value upon election of the add-on Rate Enhancement Option. Rate Sheet Prospectus Supplement – a supplement to the prospectus that lists (i) the current limits on Index losses for new Index Account Option Terms and (ii) the current charges and rates applicable to the add-on benefits. 4

Account, where it will earn the declared Performance Lock Holding Account rate of interest beginning on the Performance Lock Date until the next Premium Allocation Anniversary. You can view the Interim Value for your Index Account Option(s) as of the end of the previous Business Day in your account on jackson.com or by contacting us via phone at 1-800-644-4565. We use the Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Interim Value, and it may be higher or lower than it was on the Business Day we received your Performance Lock request. Any such transfers are subject to an Interim Value adjustment, as discussed belowimmediately above in this Overview of the Contract section, which can substantially reduce your Index Account Option Value. A Performance Lock of the full Interim Value ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. Once a Performance Lock has been processed, it is irrevocable. On each Premium Allocation Anniversary, any amounts with that Premium Allocation Date which are allocated to the Performance Lock Holding Account as part of a Performance Lock, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. Please note that reallocations into an Index Account Option with the Guaranteed Cap Crediting Method are not permitted. You may only elect the Guaranteed Cap Crediting Method at the time of a new Premium payment. If you have executed a Performance Lock on an Index Account Option with the Guaranteed Cap Crediting Method, on the next Premium Allocation Anniversary following that Performance Lock, we will automatically reallocate you into a comparable Index Account Option with the same Index, and standard (non-guaranteed) Index Adjustment Factors under the Cap Crediting Method unless you provide timely alternate transfer or reallocation instructions. Rate Enhancement Option: The Contract offers an add-on benefit that, for a fee, provides higher Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, and Performance Boost Rates, as applicable, than those offered under the base Contract. This add-on benefit is only available at the time your Contract is issued and cannot be terminated independent of the Contract. When elected, this add-on benefit provides a separate, higher set of Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, and Performance Boost Rates, as applicable, for all Index Account Options for the life of your Contract. For more information on how to access current applicable rates for your Contract, please see "Crediting Method and Protection Option Rates" beginning on page 32. While the purchase of this add-on benefit ensures that these rates will be higher than the standard rates, there is no guaranteed minimum increase to the standard rates that you will receive by purchasing the add-on benefit. The add-on Rate Enhancement Option is not available in combination with elections of the +Income GMWB or +Income GMWB with Joint Option. Access to Your Money: You are permitted to make withdrawals under the terms of the Contract. Withdrawals taken during the Withdrawal Charge Period may be subject to Withdrawal Charges and withdrawals taken from Index Account Options may be subject to an Interim Value adjustment. Depending on the Crediting Method, Protection Option, Index selected, and the amount of time that has elapsed in the Index Account Option Term, this adjustment could be substantial. Death Benefit: During the accumulation phase, your Contract includes a standard Death Benefit. For Owners 80 or younger at the Issue Date of the Contract, the standard Death Benefit (known as the Return of Premium Death Benefit) is the greater of the Contract Value or the Premium you paid into the Contract (reduced proportionally by the percentage reduction in the Index Account Option Value and the Fixed Account Value for each partial withdrawal (including any applicable Withdrawal Charge)). For Owners age 81 or older at the Issue Date of the Contract, the standard Death Benefit is the Contract Value. Guaranteed Minimum Withdrawal Benefit: The Contract offers an add-on benefit that, for a fee, guarantees an annual level of income each year in the form of withdrawals ("GAWA withdrawals") equal to the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or your Required Minimum Distribution ("RMD"), if applicable, prior to the Income Date. Two versions of this Guaranteed Minimum Withdrawal Benefit ("GMWB") are available: +Income GMWB, which is a single life version, and +Income GMWB with Joint Option, which is a version for two Covered Lives. The GAWA is guaranteed even if your Contract Value drops to zero (other than due to an Excess Withdrawal or total withdrawal). Contract Adjustments Interim Value: Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of the Index Account Option Term, an Interim Value calculation is necessary to determine the daily value of your Index Account Option on any given Business Day for purposes of Performance Locks or if amounts are removed from an Index Account Option prior to the end of the Index Account Option Term, including partial or total withdrawals from the Contract (including withdrawals of the Guaranteed Annual Withdrawal Amount under the +Income GMWB or +Income GMWB with Joint Option), automatic withdrawals, required minimum distributions ("RMD"), deductions of the GMWB Charge, amounts applied to an income option upon 9

Are There any Restrictions on Contract Benefits? (continued from previous page) • We reserve the right to place restrictions on which Contract Options you may select when you have elected the +Income GMWB or +Income GMWB with Joint Option. This includes restrictions to Index Account Option Crediting Methods, Protection Option levels, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract. Appendix A: Investment Options Available Under the Contract Performance Lock. • Performance Locks will be based upon Interim Value calculated at the end of the Business Day after we receive your request. This means you will not be able to determine in advance your "locked in" Index Account Option Value, and it may be higher or lower than it was on the Business Day we received your Performance Lock request. • Only one partial Performance Lock per Premium Year per Index Account Option is permitted. • A Performance Lock of the full Interim Value ends the Index Account Option Term for the Index Account Option out of which it is transferred, effectively terminating that Index Account Option. • Once a Performance Lock has been processed, it is irrevocable. Transfers and Reallocations - Performance Lock Rate Enhancement Option. • Only available for election at Contract issue. • Cannot be terminated independent from the Contract. • Jackson reserves the right to place restrictions on which Contract Options you may select when you have elected this Rate Enhancement Option. This includes restrictions to Index Account Option Crediting Methods, Protection Option levels, Indexes, and Term lengths. If any such restrictions are in place, they will be listed in Appendix A: Investment Options Available Under the Contract. • Cannot be elected in combination with the +Income GMWB or +Income GMWB with Joint Option. Financial Intermediary Variations. • The availability of Contract benefits may vary depending on the broker- dealer or financial intermediary through which the Contract is sold. You should discuss with your financial professional any limitations or restrictions on Contract benefits that apply through their broker-dealer. Appendix I: Financial Intermediary Variations TAXES Location in Prospectus What Are the Contract's Tax Implications? • Consult with a tax professional to determine the tax implications of an investment in and purchase payments received under this Contract. • If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax benefit. • Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 ½. Taxes CONFLICTS OF INTEREST Location in Prospectus 16

1. The charges for the +Income GMWB and +Income GMWB with Joint Option are calculated based on the applicable percentage of the Guaranteed Withdrawal Balance ("GWB"). 2. The charge for the Rate Enhancement Option is calculated based on the applicable annual percentage of the Index Option Crediting Base ("IOCB") and is assessed daily as part of the calculation of Interim Value. The charge is deducted at the end of the Index Account Option Term or upon the exercise of a Performance Lock, or upon partial or total withdrawals from the Index Account Option(s), automatic withdrawals, required minimum distributions ("RMD"), amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Death Benefit. In addition to the fees described above, we limit the amount you can earn on the Index Account Options. This means your returns may be lower than the Index's returns. In return for accepting this limit on Index gains, you will receive some protection from Index losses. PRINCIPAL RISKS The purchase of the Contract and the features you elect involve certain risks. You should carefully consider the following factors, in addition to considerations listed elsewhere in this prospectus, prior to purchasing the Contract. Risk of Loss. An investment in an index-linked annuity is subject to the risk of loss. You may lose money, including the loss of principal. Liquidity and Early Withdrawal Risk. We designed the Contract to be a long-term investment that you may use to help save for retirement. The Contract is unsuitable as a short-term savings vehicle. If you take withdrawals from your Contract during the Withdrawal Charge Period, Withdrawal Charges may apply. In addition, each time you take a withdrawal prior to the end of the Index Account Option term, we will recalculate your Index Account Option Value, based on an Interim Value adjustment, which could be zero, positive or negative. In doing so, we use an Interim Value calculation based on the value of a hypothetical portfolio of financial instruments designed to replicate the value of the Index Account Option if it were held to the end of the Index Account Option Term. If the Interim Value is less than the Index Option Crediting Base, your Index Account Option Value will be decreased proportionally, potentially by more than the amount of the withdrawal; in other words, on more than a dollar for dollar basis. Any negative adjustment could be significant, up to 100% of Contract Value allocated to the Index Account Option, and impact the amount of Contract Value available for future withdrawals. In addition, amounts withdrawn from this Contract may also be subject to taxes and a 10% additional federal tax penalty if taken before age 59½. If you plan on taking withdrawals that will be subject to Withdrawal Charges and/or taking withdrawals before age 59½, this Contract may not be appropriate for you. Limitations on Transfers. You can transfer Contract Value among the Index Account Options and the Fixed Account Options only at designated times (on the Index Account Option Term Anniversary for amounts invested in Index Account Options, and the Fixed Account Option Term Anniversary for amounts invested in 1-year Fixed Account Option). You cannot transfer out of a current Index Account Option to another Index Account Option (or to a 1-year Fixed Account Option) until the Index Account Option Term Anniversary (unless you are executing a Performance Lock) and you cannot transfer out of a 1- year Fixed Account Option to an Index Account Option until the Fixed Account Option Term Anniversary. Contract Value in the Performance Lock Holding Account can only be transferred out on the Premium Allocation Anniversary corresponding with the Contract Value on which the Performance Lock was executed. Contract Value in the Subsequent Premium Holding Account can only be transferred out on the earlier of (i) the next Contract Anniversary or (ii) the date on which the Contract's minimum allocation requirements are met. Contract Value in the Continuation Adjustment Holding Account can only be transferred out on the next Contract Anniversary. In all cases, the amount transferred can only be transferred to a new Index Account Option or 1-year Fixed Account Option. This may limit your ability to react to market conditions. You should consider whether the inability to reallocate Contract Value during the elected investment terms is consistent with your financial needs and risk tolerance. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 58. Premium Payments. Your ability to make additional Premium payments may be restricted under the Contract, depending on the version of the Contract that you own, the add-on benefits that you have elected, and other factors. We reserve the right, in our discretion, to limit, restrict, suspend or reject any or all initial or subsequent Premium payments and to limit the amount, frequency or timing of Premium payments, at any time on a non-discriminatory basis. Any of these actions by us would limit your ability to invest in the Contract and increase your values and benefits. For example, you would be limited in your ability to increase Contract Value or the death benefit by making additional Premium payments. If you elect the +Income GMWB or +Income GMWB with Joint Option, cumulative subsequent Premium payments in any Contract Year after the first Contract Anniversary will be limited to the greater of (i) 5% of the Benefit Premium Base, or (ii) $10,000. For more information about Premium payments when you've elected the +Income GMWB or +Income GMWB with Joint Option, please see the section titled "Premiums" beginning on page 65. 19

The maximum aggregate Premiums you may make without our prior approval is $1 million. The payment of subsequent Premiums, depending on market conditions at the time they are made, may or may not contribute to the various benefits under your Contract, including the +Income GMWB or +Income GMWB with Joint Option. Our right to restrict Premiums to a lesser maximum amount, which could arise if we limit, restrict, suspend, or reject initial or subsequent Premium payments, may also limit your ability to invest in the Contract and increase your values and benefitsaffect the benefits under your Contract. Subsequent Premium payments of less than $500 will be held in the Subsequent Premium Holding Account within the Fixed Account until the earliest of (i) the next Contract Anniversary or (ii) the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account totals $500 or more. This means Premium payments you make after your Contract has been issued that do not total $500 may not be immediately available for allocation to the Index Account Option(s) or Fixed Account Option(s). If you elect the +Income GMWB or +Income GMWB with Joint Option, cumulative subsequent Premium payments in any Contract Year after the first Contract Anniversary will be limited to the greater of (i) 5% of the Benefit Premium Base, or (ii) $10,000. Reallocations. You should understand that a new Cap Rate, Index Participation Rate (applicable only with the Cap Crediting Method), Performance Trigger Rate, Performance Boost Cap Rate (applicable only with the Performance Boost Rate Crediting Method), or Performance Boost Rate will go into effect on the Index Account Option Term Anniversary for all new Index Account Option Terms. The Guaranteed Cap Rate and the Guaranteed Index Participation Rate (applicable only with the Guaranteed Cap Crediting Method) are declared on the first day of the initial Index Account Option Term and will not change for the duration of the Guarantee Period. Such rates could be lower, higher, or equal to your current Crediting Method percentage rate. We post all rates online at Jackson.com/RatesJMLP4. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. You may provide reallocation instructions in writing using our Reallocation Form or a Letter of Instruction, online, or via telephone if you have provided telephone and electronic authorization according to our administrative rules. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. See "Automatic Reallocations" beginning on page 58. Such reallocation instructions must be sent to us in written form acceptable to the Company, or online or via telephone if you have authorized telephone and electronic transactions on your account. For more information on how rates are set and communicated, please see the subsection titled "Crediting Methods" under "Additional Information About the Index Account Options" beginning on page 34. This will occur even if the Fixed Account and/or specific Index Account Option is no longer appropriate for your investment goals. For more information about transfers, please see the section titled "Transfers and Reallocations" on page 58. Market Risk. There is a risk of substantial loss of Contract Value (except for amounts allocated to the Fixed Account) due to any negative Index Return that exceeds the Buffer amount. You could lose up to 90% of Contract Value allocated to Index Account Options over the course of your Index Account Option Term due to negative Index Return after taking into account the current limits on Index loss provided under the Contract. Available Buffer Protection Options will always be at least 5%. If any negative Index Return exceeds the Buffer you have elected at the end of the Index Account Option Term, you will realize the amount of loss associated with your elected Protection Option level. Buffers are not cumulative, and their protection does not extend beyond the length of any given Index Account Option Term. If you keep amounts allocated to an Index Account Option over multiple Index Account Option Terms in which negative Index Adjustments are made, the total combined loss of Index Account Option Value over those multiple Index Account Option Terms may exceed the stated limit of any applicable Protection Option for a single Index Account Option Term. In addition, any amounts removed from an Index Account Option prior to the end of the Index Account Option Term we will apply an Interim Value adjustment, which, in extreme circumstances, could result in the loss of Contract Value allocated to the Index Account Option as high as 100%. No Ownership of Underlying Securities. You have no ownership rights in the securities that comprise an Index. Purchasing the Contract is not equivalent to purchasing shares in a mutual fund that invests in securities comprising the Indexes nor is it equivalent to directly investing in such securities. You will not have any ownership interest or rights in the securities, such as voting rights, or the right to receive dividend payments, or other distributions. Index returns would be higher if they included the dividends from the component securities. 20

Tracking Index Performance. When you allocate money to an Index Account Option, the value of your investment depends in part on the performance of the applicable Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indexes are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indexes may fluctuate, sometimes rapidly and unpredictably. Negative Index Return may cause you to realize investment losses. The historical performance of an Index or an Index Account Option does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a term. While you will not directly invest in an Index, if you choose to allocate amounts to an Index Account Option, you are indirectly exposed to the investment risks associated with the applicable Index as the Contract performance tracks the Index Return and then your elected Crediting Methods and Protection Option are applied based on that performance. Each Index's performance is subject to market risk, equity risk, and issuer risk (in addition to other risks identified in this section): • Market Risk. Each Index could decrease in value over short periods due to short-term market movements and over longer periods during more prolonged market downturns. Negative fluctuations in the value of an Index may be significant and unpredictable. • Equity Risk. Each Index is comprised of equity securities. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. Equity securities may underperform in comparison to the general financial markets, a particular financial market, or other asset classes. • Issuer Risk. The performance of each Index depends on the performance of individual securities included in the Index. Changes in the financial condition, credit rating, or public perception of an issuer of those securities may cause the value of the issuer's securities to decline. In recent years, the financial markets have at times experienced periods of significant volatility and negative returns, contributing to an uncertain and evolving economic environment. The performance of the markets has been impacted by several interrelating factors such as, but not limited to, natural disasters, public health crises, inflation, political and social developments, and military and governmental actions. You should consult with your financial professional about how market conditions may impact your investment decisions under the Contract. We calculate an Index Return by comparing the value of the Index between two specific points in time, which means the performance of the Index may be negative or flat for the Index Account Option Term as a whole (including a multi-year Index Account Option Term) even if the Index performed positively for certain periods of time during the Index Account Option Term. An investment in an Index Account Option is not an investment in the companies that comprise the applicable Index. You will have no voting rights, no rights to receive cash dividends or other distributions, and no other rights with respect to the companies that make up the Indexes. Each Index is a “price return index,” not “total return index,” meaning the Index Return does not include any dividends or other distributions declared by the companies included in the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the companies included in the Index. In addition to the foregoing, each Index has its own unique risks, as follows: • S&P 500 Index: The S&P 500 Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. • Russell 2000 Index: The Russell 2000 Index is comprised of equity securities of small-capitalization U.S. companies. In general, the securities of small-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Small-capitalization companies are more likely to fail than larger companies. • Dow Jones Industrial Average Index: The Dow Jones Industrial Average Index is a price-weighted measure of 30 U.S. blue-chip companies. The index covers all industries except transportation and utilities. In general, the narrow, 30-stock composition and price-weighted methodology of this index can cause large, volatile swings and underperformance compared to broader, market-cap-weighted indices. Key risks generally include sector concentration, lack of diversification, potential for significant losses during market downturns, and susceptibility to rapid declines due to high leverage and volatility in trading. 21 securities laws relating to the accuracy and completeness of statements made in prospectuses. Information regarding the features of the Fixed Account Option(s), including (i) name, (ii) term, and (iii) minimum guaranteed interest rates are also available in Appendix A: Investment Options Available Under the Contract. Special Limited-Purpose Fixed Account Options. There are several short-term limited-purpose Fixed Account Options used for specific transactions under the Contract. These Fixed Account Options may not be independently elected, and have special rules governing how funds are allocated into and out of them, as described below. Performance Lock Holding Account. The Performance Lock Holding Account is a limited-purpose short-term Fixed Account Option that is used solely for Performance Locks and cannot be independently elected. Any amounts allocated to this option will remain allocated until their immediate next Premium Allocation Anniversary only, as described below. Fixed Account interest rates for the Performance Lock Holding Account are guaranteed from the date funds are allocated to the Performance Lock Holding Account until their next Premium Allocation Anniversary. On each Premium Allocation Anniversary, any amounts with that Premium Allocation Anniversary allocated to the Performance Lock Holding Account, including interest earned on those amounts, will be reallocated into a new Index Account Option identical to the one from which they were originally transferred, subject to availability requirements, unless new allocation instructions have been received by us in Good Order, and will begin a new Index Account Option Term. For more information on what happens if the same Index Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 58. Subsequent Premium Holding Account. The Subsequent Premium Holding Account is a limited-purpose short-term Fixed Account Option that is used solely for subsequent premium payments that do not yet meet the minimum allocation requirements of the Contract, and cannot be independently elected. Any amounts allocated to this option will remain allocated until earlier of (i) the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account meet the minimum allocation requirements of the Contract, or (ii) the immediate next Contract Anniversary, as described below. Fixed Account interest rates for the Subsequent Premium Holding Account are guaranteed from the date funds are allocated to the Subsequent Premium Holding Account until the date funds are reallocated out of the Subsequent Premium Holding Account. Premium allocated to the Subsequent Premium Holding Account does not earn index-linked interest until it is reallocated to an Index Account Option. On each Contract Anniversary, any amounts allocated to the Subsequent Premium Holding Account, including interest earned on those amounts, regardless of whether those amounts meet the minimum allocation requirements of the Contract, will be reallocated into a new Index Account Option(s) or Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term. For more information on what happens if the elected Index Account Option(s) or Fixed Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 58. Continuation Adjustment Holding Account. The Continuation Adjustment Holding Account is a limited-purpose short-term Fixed Account Option that is used solely for spousal continuation option adjustments, and cannot be independently elected. Any amounts allocated to this option will remain allocated until the immediate next Contract Anniversary only, as described below. Fixed Account interest rates for the Continuation Adjustment Holding Account are guaranteed from the date funds are allocated to the Continuation Adjustment Holding Account until the next Contract Anniversary. On the next Contract Anniversary, any amounts allocated to the Continuation Adjustment Holding Account in connection with a spousal continuation adjustment, including interest earned on those amounts, will be reallocated into a new Index Account Option(s) or 1-year Fixed Account Option, subject to availability requirements, based on the most recent allocation instructions received by us in Good Order, and will begin a new Index Account Option Term or Fixed Account Option Term. For more information on what happens if the elected Index Account Option(s) or Fixed Account Option is unavailable, see "Automatic Reallocation of Index Account Option Value to a New Index Account Option or the Fixed Account" beginning on page 58. Fixed Account Value. The Fixed Account Value is equal to (1) the value of Premium and any amounts transferred into the Fixed Account; (2) plus interest credited daily at a rate not less than the Fixed Account Minimum Interest Rate, per annum; (3) less any gross partial withdrawals, including any Withdrawal Charges on such withdrawals; (4) less any amounts transferred out of the Fixed Account, (5) less any applicable GMWB Charge. The Fixed Account Value will never be less than the Fixed Account Minimum Value. The Fixed Account Minimum Value is equal to the greater of (a) eighty-seven and one half (87.5%) of any allocations to the Fixed Account, plus interest credited daily at never less than the Fixed Account Minimum Interest Rate per annum, less any partial withdrawals after being reduced for any applicable taxes, or (b) zero Any portion of a Withdrawal Charge that would reduce the Fixed Account Value below the Fixed Account Minimum Value will be waived. 30 less gain and more downside than would otherwise apply at the end of the Index Account Option Term. Additionally, neither the Protection Option nor Crediting Method rates will be applied. As such, when a transaction is processed based on the Interim Value of the Index Account Option, the Interim Value could reflect less gain or more loss (possibly significantly less gain or more loss) than would be applied at the end of the Index Account Option Term. For examples of how a withdrawal taken prior to the end of an Index Account Term will reduce the Index Account Option Value in scenarios where the Index Return is negative, see the Statement of Additional Information. The available Buffer rates are the new business or renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The Buffer rate for a particular Index Account Option Term may be higher or lower than the Buffer rate for previous or future Index Account Option Terms. In no event will an available Buffer rate be less than 5% during the life of your Contract. Please note, if you elect the Guaranteed Cap Crediting Method, the Buffer rate is declared on the first day of the initial Index Account Option Term and will not change for the duration of the Guarantee Period. We post all rates online at Jackson.com/RatesJMLP4. The rates for Contract Value reallocations at the end of an Index Account Option Term are posted at least 30 days before the end of any Index Account Option Term. At least 30 days prior to any Index Account Option Term Anniversary, we will send you written notice reminding you of how you may obtain the rates for the next Index Account Option Term. Choosing a Protection Option. We set the limit on Index losses for each Index Account Option at our sole discretion. We consider various factors in determining the limit on Index losses, including the cost of our risk management techniques, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors. Before selecting an Index Account Option for investment, you should consider in consultation with your financial professional the limits on Index losses that may be appropriate for you based on your risk tolerance, investment horizon and financial goals. Generally, assuming the same Index and Index Account Option Term, an Index Account Option that provides more protection from Index losses will tend to have less potential for Index gains. Conversely, assuming the same Index and Index Account Option Term, an Index Account Option that provides less protection from Index losses will generally tend to have more potential for Index gains. Crediting Methods. Your selected Crediting Method will dictate the manner in which the Index Adjustment is credited to you if your selected Index performs positively during your Index Account Option Term. Current Cap Rates, Index Participation Rates (applicable only with the Cap Crediting Method), Guaranteed Cap Rates, Guaranteed Index Participation Rates (applicable only with the Guaranteed Cap Crediting Method), Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates (applicable only with the Performance Boost Crediting Method) are provided at the time of application, and to existing owners and financial professionals at any time, upon request. To determine the Index Adjustment amount that will be credited to your Index Account Option Value at the end of each Index Account Option Term, we calculate the Adjusted Index Return for that Index Account Option. We calculate this Adjusted Index Return by applying the applicable Crediting Method, which serves to limit the positive Index Return you will realize. The Index Adjustment will be credited to the Index Account Option at a rate equal to the Adjusted Index Return. Generally, the higher the downside risk you assume, the higher your associated Crediting Method rates will be. This means that your Crediting Method rates will typically be lower in connection with a 100% Buffer Protection Option than they would be in connection with a 10% Buffer Protection Option. You should carefully consider which combination of Crediting Method and Protection Options are right for you, and discuss these options with your financial professional. We determine Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates for each new Index Account Option Term at our discretion, subject to the guaranteed minimums discussed below. We consider a number of factors when declaring Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates. Generally, we seek to manage our risk associated with our obligations, in part, by trading call and put options and other derivative instruments on the available Indices. The costs of these instruments impact the rates we declare, and those costs can be impacted by market conditions and forces. You are not an investor in these call and put options or other derivative instruments. For more information, see the sections titled General Account and Unregistered Separate Account beginning on page 79.We also consider the asset yield on the fixed assets backing our obligations, sales commissions, administrative expenses, regulatory and tax requirements, general economic trends and competitive factors. You bear the risk that we may declare lower Cap Rates, Index Participation Rates, Guaranteed Cap Rates, Guaranteed Index Participation Rates, Performance Trigger Rates, Performance Boost Rates, and Performance Boost Cap Rates for future Index Account Option Terms, and that such rates could be as low as the guaranteed minimums discussed below. 40

CHARGES AND ADJUSTMENTS There are charges and adjustments associated with your Contract, the deduction of which will reduce the investment return of your Contract. Charges are deducted proportionally from your Contract Value with the exception of the charge for the add-on Rate Enhancement Option, which is deducted only from the Index Account Value. Some of these charges are for add-on benefits, as noted, so they are deducted from your Contract Value only if you elected to add that add-on benefit to your Contract. These charges may be a lesser amount where required by state law or as described below, but will not be increased. We expect to profit from certain charges assessed under the Contract. These charges (and certain other adjustments) are as follows: TRANSACTION EXPENSES Withdrawal Charge. At any time during the accumulation phase (if and to the extent that Contract Value is sufficient to pay any remaining Withdrawal Charge that remains after a withdrawal), you may withdraw the following with no Withdrawal Charge: • Premium that is no longer subject to a Withdrawal Charge (Premium that has been invested in your annuity for at least six years without being withdrawn), • Earnings (any Contract Value that is in excess of your Remaining Premium), and • any Free Withdrawal amount. The Free Withdrawal amount is equal to 10% of Remaining Premium at the beginning of the as of the first day of each Contract Year that would otherwise incur a Withdrawal Charge, plus 10% of additional Premium received during that Contract Year, minus earnings. The Free Withdrawal amount may be taken once or through multiple withdrawals throughout the Contract Year. Amounts withdrawn to satisfy required minimum distributions reduce the amount of available Free Withdrawal. We will deduct a Withdrawal Charge on: • Withdrawals in excess of the Free Withdrawal amount (the Withdrawal Charge is imposed only on the excess amount above the Free Withdrawal amount), • Withdrawals under a Contract that exceed its required minimum distribution under the Internal Revenue Code (the entire amount withdrawn to fulfill your withdrawal request, including amounts necessary to pay Withdrawal Charges, will be subject to the Withdrawal Charge), • Excess Withdrawals on Contracts with an add-on Guaranteed Minimum Withdrawal Benefit; • The gross amount withdrawn in a total withdrawal, which includes amounts necessary to pay Withdrawal Charges, and • Amounts applied to income payments on an Income Date if the Income Date is within one year of the Issue Date. For purposes of the Withdrawal Charge, we treat withdrawals as coming first from earnings (which may be withdrawn free of any Withdrawal Charge), and then from the oldest Remaining Premium. If you request a total withdrawal or elect to commence income payments within one year of the date your Contract was issued, the Withdrawal Charge is calculated as a percentage of Remaining Premium in the Contract immediately prior to the withdrawal or commencement of income payments. Please note, any Free Withdrawal taken, like any withdrawal, reduces both Contract Value and Remaining Premium. Any portion of the Withdrawal Charge that would reduce the Fixed Account Value below the Fixed Account Minimum Value will be waived. 51

Rate Enhancement Option Charge. The charge for the add-on Rate Enhancement Option begins when the Rate Enhancement Option endorsement is added to the Contract and is expressed as an annual percentage of each Index Option Crediting Base. The charge is accrued on a daily basis beginning on the Business Day after the Index Account Option Term begins, as part of the calculation of Interim Value for an Index Account Option. The accrued charge will be equal to the accrued charge percentage multiplied by the Index Option Crediting Base from the end of the previous Business Day for each Index Account Option subject to the charge. The accrued charge percentage is increased daily by an amount equal to the annual charge percentage multiplied by the Index Account Option Term expressed in years, divided by the length of the Index Account Option Term expressed in days On an Index Account Option Term Anniversary, the Rate Enhancement Option Charge will be deducted after any applicable Index Adjustment is credited, but before any other transactions occur on the Contract. This charge does not apply to the Fixed Account. For more information about the Index Account Options, please see “Index Account” beginning on page 32. The table below shows the maximum annual charge and maximum increase to the annual charge at one time. Current annual charges are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy, please visit www.jackson.com/product- literature-11.html. For a list of historical add-on benefit charges, please see “Appendix G (Historical Add-on Benefit Charges).” Maximum Annual Charge Rate Enhancement Option Charge 2.00% 3.00% Charge Basis Index Option Crediting Base Charge Frequency Daily* *The charge is accrued daily as part of the calculation of Interim Value, and is deducted from each Index Account Option Value on the earlier of the Index Account Option Term Anniversary, or upon execution of a Performance lock, or upon partial or total withdrawals from the Index Account Option(s), automatic withdrawals, required minimum distributions ("RMD"), amounts applied to an income option upon annuitization, and payment of the Contract Value element of the Death Benefit. While the charge is assessed daily as part of the Interim Value calculation, you pay the applicable charge from each Index Account Option on the Index Account Option Term Anniversary unless you remove Interim Value from the Index Account Option prior to the Index Account Option Term Anniversary, in which case, you pay the charge out of the available Interim Value. For examples of how this charge is calculated when you remove Interim Value prior to the end of your Index Account Option Term, or when you remain allocated for the entire duration of the Index Account Option Term, and the impact to Interim Value and Contract Value, please see Examples 4 and 5 in Appendix B (Calculation Examples).the SAI. The actual deduction of the charge will be reflected in your annual statement. You will continue to pay the charge for the add- on benefit until it is terminated. We will, however, stop deducting the charge under other circumstances that would cause the add-on benefit to terminate. Upon termination of the Rate Enhancement Option endorsement, the charge is prorated for the period since the last charge. If no value remains in the Index Account Options, the charge will not be assessed until such time that there is Index Account Value from which to deduct the charge. We reserve the right to prospectively change the charge on new Contracts, subject to the applicable maximum annual charge. Please review the current Rate Sheet Prospectus Supplement at www.jackson.com/product-literature-11.html to learn about the current level of the charge. For a list of historical add-on benefit charges, please see “Appendix G (Historical Add-On Benefit Charges).” Upon election of the Rate Enhancement Option, the applicable Rate Enhancement Option Charge will be reflected in your confirmation. For more information about how the add-on benefit works, please see the section titled “Rate Enhancement Option” beginning on page 47. CONTRACT ADJUSTMENTS Interim Value Calculation and Adjustment. Because the Index Account Options are designed to credit an Index Adjustment by measuring the change in the Index Return from the beginning of the Index Account Option Term to the end of 55

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add negative Contract Adjustments that substantially increase costs. LOWEST ANNUAL COST: See Current Rate Sheet Prospectus Supplement HIGHEST ANNUAL COST: See Current Rate Sheet Prospectus Supplement Rate Sheet Prospectus Supplement Assumes: • Investment of $100,000 • 5% annual appreciation • No add-on benefits • No sales charges or advisory fees • No transfers or withdrawals Assumes: • Investment of $100,000 • 5% annual appreciation • Most expensive add-on benefits • No sales charges or advisory fees • No transfers or withdrawals • 0% Interim Value adjustment RISKS Location in Prospectus Is There a Risk of Loss from Poor Performance? Yes. You can lose money by investing in this Contract. You could experience up to a 90% loss due to poor Index performance after taking into account the current limits on Index loss provided under the Contract. Protection Option rates could change in the future. Available Buffer Protection Options will always be at least 5%. Principal Risks Is this a Short-Term Investment? No. This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash. Withdrawals could result in significant reductions to Contract Value, the Death Benefit, and Contract benefits (possibly by more than the amount withdrawn). Market Value Adjustments apply for up to 6 years after each Premium payment. They will reduce the value of your Contract if you withdraw money during that time. Amounts withdrawn from your Contract may also be subject to taxes and tax penalties. Amounts removed from an Index Account Option before the end of the Index Account Option Term may also result in a negative Interim Value adjustment and loss of positive Index performance. The benefits of tax deferral and living benefit protections also mean the Contract is more beneficial to investors with a long time horizon. Because Index Account Options are designed to mature at the end of the Index Account Option Term, we need to know by the end of the Index Account Option Term whether you intend to reallocate to a different Contract Option. If you do not provide timely allocation instructions by close of business on the Index Account Option Term Anniversary of an expiring Index Account Option Term as to how you would like your Index Account Option Value allocated for your next Index Account Option Term, we will generally (i) renew the Index Account Option into the same Index Account Option Term, if available; or (ii) if the same Crediting Method, Protection Option, or Index you elected is not available, we will reallocate the Index Account Option Value(s) to the Fixed Account. The rates applicable to your new Index Account Option or Fixed Account Option will be the then-current renewal rates associated with your Contract. Principal Risks Contract Charges Transfers and Reallocations 13

RESTRICTIONS Location in Prospectus Are There Restrictions on the Investment Options? Yes. Premium Payments. • The minimum initial Premium payment must be at least $25,000. • The minimum subsequent Premium payment must be at least $500 ($50 for an automatic payment plan). • The maximum aggregate Premium payments you may make without our prior approval is $1 million. • There is a minimum allocation requirement of $500. Any Premium payment that does not meet this minimum allocation requirement will be held in the Subsequent Premium Holding Account in the Fixed Account until the earlier of (i) the next Contract Anniversary, or (ii) the date on which the total value of all Premiums since the last Premium Allocation Date plus any interest earned in the Subsequent Premium Holding Account equals $500 or more. amount of subsequent Premiums equals $500 or more. Transfers and Reallocations. • Transfers and reallocations from the Index Account Options are only permitted on Index Account Option Term Anniversaries, unless you exercise a Performance Lock. • Transfers from the 1-year Fixed Account Option are only permitted on Fixed Account Option Term Anniversaries. • Transfers from the Performance Lock Holding Account are only permitted on the applicable Premium Allocation Anniversary for the Contract Value on which the Performance Lock was executed. • Transfers from the Subsequent Premium Holding Account are only permitted on the earlier of (i) the next Contract Anniversary, or (ii) the date on which the Contract's minimum allocation requirements are met. • Transfers from the Continuation Adjustment Holding Account are only permitted on Contract Anniversaries. • Transfers and reallocations are not permitted into Index Account Options with the Guaranteed Cap Crediting Method, which is only available at the time of a Premium payment. Principal Risks Transfers and Reallocations Additional Information About the Index Account Options Purchases Access to Your Money - +Income GMWB and +Income GMWB with Joint Option Rate Sheet Prospectus Supplement 15 of the Owner, the contract may be continued with the surviving spouse as the new Owner. A surviving spouse must meet the requirements under federal tax law to continue the contract. Non-Qualified Contracts - 1035 Exchanges. Under Section 1035 of the Code, you can purchase an annuity contract through a tax-free exchange of another annuity contract, or a life insurance or endowment contract. For the exchange to be tax- free under Section 1035, the owner and annuitant must be the same under the original annuity contract and the Contract issued to you in the exchange. If the original contract is a life insurance contract or endowment contract, the owner and the insured on the original contract must be the same as the owner and annuitant on the Contract issued to you in the exchange. In accordance with Revenue Procedure 2011-38, the IRS will consider a partial exchange of an annuity Contract for another annuity Contract valid if there is either no withdrawal from, or surrender of, either the surviving annuity contract or the new annuity contract within 180 days of the date of the partial exchange. Revenue Procedure 2011-38 also provides certain exceptions to the 180 day rule. Due to the complexity of these rules, owners are encouraged to consult their own tax advisers prior to entering into a partial exchange of an annuity Contract. Tax-Qualified Contracts - Withdrawals and Income Payments. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified Contracts. The Code also imposes required minimum distributions for tax-qualified Contracts and a 10% penalty on certain taxable amounts received prematurely under a tax-qualified Contract. You should discuss these limits, required minimum distributions, tax penalties and the tax computation rules with your tax adviser. Any withdrawals under a tax-qualified Contract will be taxable except to the extent they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis. Withdrawals - Roth IRAs. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59½, on account of the individual’s death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild or ancestor. Constructive Withdrawals - Investment Adviser Fees. In 2019, we obtained a private letter ruling (“PLR”) from the Internal Revenue Service recognizing our ability, in specific circumstances, to treat the payment of investment advisory fees to an investment advisor out of nonqualified contracts as non-taxable withdrawals from the contracts. Pursuant to the guidance provided by the Internal Revenue Service, we only permit the deduction of investment adviser fees from a contract in the following circumstances: • The contract is an advisory fee product; • A written contract exists between the registered investment adviser and the contract owner; • During the time that the contract owner authorizes us to deduct advisory fees directly from the contract and automatically transmit them to a registered investment adviser, the contract will be solely liable for the fees and the fees will not be paid directly by the owner; • The fees are paid directly from the annuity contract to the registered investment adviser; • The fees do not exceed an amount equal to an annual rate of 1.50% of the contract’s Withdrawal Value. When these requirements are met, we will not treat such a deduction of fees as a taxable distribution. In order to prevent negative tax consequences, these deductions are only permitted if the above requirements are met. Any withdrawals taken by a contract owner in scenarios that do not conform to the above requirements will be treated as any other partial withdrawal from the contract, and may be subject to federal and state income taxes and a 10% federal penalty tax if withdrawn before age 59 ½. Please note that even if we do not treat such deductions as withdrawals for tax purposes, federal and/or state taxing authorities could determine that such fees should be treated as taxable withdrawals. Death Benefits. None of the Death Benefits paid under the Contract to the Beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity Contract, as discussed above, generally apply to the 79

Index	Type of Index	Term	Current Limit on Index Loss (if held until the end of the Index Account Option Term)	Guaranteed Minimum Crediting Method Rate (for the life of the Index Account Option)
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	1.5% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	1.5% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	1.5% Guaranteed Cap Rate, 100% Guaranteed Index Participation Rate
Nasdaq-100[1]	Market Index	3 yr	See current Rate Sheet Prospectus Supplement	1.5% Performance Boost Cap Rate, 5.0% Performance Boost Rate
Nasdaq-100[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	2.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	2.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	2.0% Cap Rate, 100% Index Participation Rate
Nasdaq-100[1]	Market Index	6 yr	See current Rate Sheet Prospectus Supplement	2.0% Performance Boost Cap Rate, 5.0% Performance Boost Rate

1. All Indexes are price return indexes and not total return indexes, and therefore do not reflect dividends paid on the securities composing the Index. This will reduce the Index Return and will cause the Index to underperform a direct investment in the securities composing the Index.

We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. **When offered, available Buffer rates are guaranteed to be no less than 5%.** There will always be at least one Protection Option available for election.

The following is a list of Fixed Account Options currently available under the Contract. We may change the features of the Fixed Account Options listed below, offer new Fixed Account Options, and terminate existing Fixed Account Options. We will provide you with written notice before doing so. For more information about the Fixed Account Options, please see "Fixed Account" beginning on page 30.

Name	Term	Minimum Guaranteed Interest Rate
1-year Fixed Account Option	1 year	2.40%
Performance Lock Holding Account	Until the next Premium Allocation Anniversary following exercise of Performance Lock	2.40%
Subsequent Premium Holding Account	Until the earlier of (i) the next Contract Anniversary or (ii) the Contract's minimum allocation requirements are met	2.40%
Continuation Adjustment Holding Account	Until the next Contract Anniversary	2.40%

A-6

◦ The Interim Value for this Index Account Option on Day 30 is equal to the Fixed Income Asset Proxy + Derivative Asset Proxy – $300. Let’s assume the Fixed Income Asset Proxy + Derivative Asset Proxy is equal to $300,300, so the Interim Value before any withdrawal on this day is equal to $300,000 ($300,300 - $300 = $300,000). ◦ The Interim Value is reduced by the amount of the withdrawal, so that Interim Value at end of day is equal to $225,000 ($300,000 - $75,000 = $225,000). ◦ The proportion the Interim Value is reduced is 25% (Withdrawal divided by Interim Value before Withdrawal = $75,000÷$300,000 = 25%). ◦ The IOCB is reduced in the same proportion the Interim Value was reduced for the withdrawal, so the IOCB at the end of the day is equal to $219,000 ($292,000 × (1-25%) = $219,000). • Accrual After Withdrawal: ◦ Beginning on the next Business Day, the daily Rate Enhancement charge continues to accrue using the same daily accrual rate of 0.003425%, but applied to the IOCB which was adjusted by the withdrawal. The daily accrual assuming no further changes in IOCB is $7.50 (0.003425% × $219,000 = $7.50). ◦ The Interim Value for this Index Account Option 31 days after the start of the Index Account Option term is equal to the Fixed Income Asset Proxy + Derivative Asset Proxy – $232.50 (31 × 0.003425% × $219,000 = $232.50). ◦ The pattern continues throughout the remainder of the Index Account Option Term, with daily accruals based on the IOCB which was adjusted by the withdrawal. • End of Term Calculation: ◦ At the end of the 1-Year Term, the total Rate Enhancement charge is calculated as part of the Index Account Option Value. Assume your market return was 10%, such that the Index Adjustment at end of term is $21,900 ($219,000 * 10% = $21,900). ◦ The total Rate Enhancement charge is $2,737.50 (1.25% × 1 × $219,000 = $2,737.50). ◦ The Index Account Option Value at the end of the term is equal to $238,162.50 (IOCB + Index Adjustment – Rate Enhancement Charge = $219,000 + 21,900 - $2,737.50= $238,162.50). Advisory Fee Withdrawal Examples Example 3: This example demonstrates the impact of advisory fee withdrawals on Death Benefits. If you are under age 81 at the time the Contract is issued, and you die before moving into the income phase, the Death Benefit equals the greater of: • your Contract Value on the date we receive all required documentation from your Beneficiary; or • the total Premium you have paid into the Contract reduced for prior withdrawals (including any applicable charges and adjustments) in the same proportion that the Contract Value was reduced on the date of the withdrawal. • For this example, assume you have an initial Premium of $100,000 and your Maximum Annual Advisory Fee Withdrawal Percentage is 1.25%. • After 6 months, your Contract Value is $99,000, your Death Benefit is $100,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,000: ◦ The Advisory Fee Withdrawal Percentage is 1.01% ($1,000 / $99,000 = 1.01%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.01% since this is the first Advisory Fee Withdrawal in the Contract Year. ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. B-2

◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $98,000 ($99,000 - $1,000 = $98,000). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($98,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000). • At month 9, three quarters of the way through your first Contract Year, your Contract Value is $95,000, your Death Benefit is $100,000, which is the greater of your current Contract Value ($95,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $200 ◦ The Advisory Fee Withdrawal Percentage is 0.21% ($200 / $95,000 = 0.21%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.22% (1.01% + 0.21% = 1.22%) since this is the second Advisory Fee Withdrawal in the Contract Year. ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. ◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $94,800 ($95,000 - $200 = $94,800). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($94,800) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000). • You do not perform any more transactions until month 18, which is halfway through your second Contract Year. At this time your Contract Value is $101,000, your Death Benefit is $101,000, which is the greater of your current Contract Value ($101,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you elect to take an advisory fee withdrawal of $1,250: ◦ The Advisory Fee Withdrawal Percentage is 1.24% ($1,250 / $101,000 = 1.24%). ◦ The Total Advisory Fee Withdrawal Percentage is 1.24% since this is the first Advisory Fee Withdrawal in the Contract Year. The Total Advisory Fee Withdrawal Percentage resets to zero at the beginning of each Contract Year. ◦ The Total Advisory Fee Withdrawal Percentage is less than the Maximum Annual Advisory Fee Withdrawal Percentage, so the Advisory Fee Withdrawal is allowed. ◦ The Premium paid into the Contract for the calculation of your Death Benefit ($100,000) is not reduced for Advisory Fee Withdrawals. ◦ Your Contract Value after the Advisory Fee Withdrawal is $99,750 ($101,000 - $1,250 = $99,750). ◦ Your Death Benefit is equal to $100,000, which is the greater of your Contract Value ($99,750) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000) • You do not perform any more transactions until month 21, which is three quarters of the way through your second Contract Year. At this time your Contract Value is $99,000, your Death Benefit is $100,000, which is the greater of your current Contract Value ($99,000) and the Premium paid into the Contract adjusted for any applicable withdrawals ($100,000), and you request to take an advisory fee withdrawal of $990: ◦ The Advisory Fee Withdrawal Percentage would be 1.00% ($990 / $99,000 = 1.00%). ◦ The Total Advisory Fee Withdrawal Percentage would be 2.24% (1.24% + 1.00% = 2.24%) since this would be the second Advisory Fee Withdrawal in the Contract Year. ◦ Since the Total Advisory Fee Withdrawal Percentage would be greater than the Maximum Annual Advisory Fee Withdrawal Percentage, this Advisory Fee Withdrawal would not be allowed and not be processed. ◦ You would still have the option of processing a regular withdrawal for $990 that would reduce the Contract Value and the total Premium paid into the Contract for the calculation of your Death Benefit accordingly. ▪ Your Contract Value after the withdrawal would be $98,010 ($99,000 - $990 = $98,010). ▪ Your Premium paid into the Contract for the calculation of your Death Benefit would be $99,000 ($100,000 – 1% * $100,000 = $99,000), as it would be reduced by the same percentage the Contract Value was reduced for the withdrawal ($990 Withdrawal / $99,000 Contract Value = 1%). B-3

▪ Your Death Benefit would be equal to $99,000, which is the greater of your Contract Value ($98,010) and the Premium paid into the Contract adjusted for any applicable withdrawals ($99,000). B-4 the Cap Rate. For example, if the Index Return is 12% and your Cap Rate under the Cap Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%. ◦ The Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment. ◦ In no event will an available Cap Rate be lower than 18% for a 6-year Index Account Option Term, 9% for a 3-year Index Account Option Term, or 3% for a 1-year Index Account Option Term. ◦ An Index Participation Rate or a Cap Rate are not a guarantee of any positive return. • Guaranteed Cap ◦ This Crediting Method provides a positive Index Adjustment equal to any positive Index Return multiplied by the stated Guaranteed Index Participation Rate, subject to a stated Guaranteed Cap Rate. ◦ The Guaranteed Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means if the Index Return is in excess of the Guaranteed Cap Rate, your positive Index Adjustment will be limited by (and equal to) the Guaranteed Cap Rate. For example, if the Index Return is 12% and your Guaranteed Cap Rate under the Guaranteed Cap Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%. ◦ The Guaranteed Cap Rate and the Guaranteed Index Participation Rate are declared on the first day of the initial Index Account Option Term and will not change for the duration of the Guarantee Period. ◦ The Guaranteed Index Participation Rate is guaranteed to never be less than 100%. This means it will never reduce your Index Adjustment. If the Guaranteed Index Participation Rate is greater than 100%, it may serve to increase your Index Adjustment. ◦ In no event will an available Guaranteed Cap Rate be lower than 15% for a 3-year Index Account Option Term, or 5% for a 1-year Index Account Option Term. ◦ A Guaranteed Index Participation Rate or a Guaranteed Cap Rate are not a guarantee of any positive return. • Performance Trigger ◦ This Crediting Method provides a positive Index Adjustment equal to a stated Performance Trigger Rate if the Index Return is zero or positive. ◦ The Performance Trigger Rate equals the positive Index Adjustment that you will receive if the Index Return is zero or positive, regardless of whether the actual Index Return is higher or lower than the stated Performance Trigger Rate. For example, if the Index Return is 12% and your Performance Trigger Rate under the Performance Trigger Crediting Method is 10%, we will credit you with a 10% positive Index Adjustment at the end of the Index Account Option Term, meaning your Contract Value will increase by 10%. ◦ In no event will an available Performance Trigger Rate be lower than 3%. ◦ A Performance Trigger Rate is not a guarantee of any positive return. • Performance Boost ◦ This Crediting Method provides a positive Index Adjustment equal to Index Return plus the stated Performance Boost Rate if the Index Return is zero, positive, or negative, but not if the negative return is equal to or in excess of the elected Buffer Protection Option, subject to a stated Performance Boost Cap Rate. ◦ The Performance Boost Cap Rate is the maximum amount of positive Index Adjustment you may receive. This means that any positive Index Adjustment will always be limited by the stated Performance Boost Cap Rate. For example, if the Index Return is -12%, your Performance Boost Rate under the Performance Boost Crediting Method is 10%, and your Performance Boost Cap Rate under the Performance Boost Crediting Method is 10%, we will credit you with an 810% positive Index Adjustment at the end of the Index 6

Account Option Term, meaning your Contract Value will increase by 810%. This represents the application of the 10% Performance Boost Rate to the -2% Index Return. ◦ The Performance Boost Rate boosts your Index Adjustment to a value higher than Index Return, and is equal to the Buffer percentage. Since the Performance Boost Rate is equal to the Buffer: ▪ If the Index Return is negative but within the Buffer, the Index Adjustment will always be positive. ▪ If the Index Return is negative and equal to the Buffer, the Index Adjustment will always be zero. ▪ If the Index return is negative in excess of the Buffer, the Index Adjustment will always be negative in the amount it exceeds the Buffer. ◦ The Performance Boost Crediting Method is only available with the Buffer Protection Option. ◦ In no event will an available Performance Boost Rate be lower than 10% or the Performance Boost Cap Rate be lower than 30% for a 6-year Index Account Option Term, 15% for a 3-year Index Account Option Term, or 5% for a 1-year Index Account Option Term. ◦ A Performance Boost Rate or a Performance Boost Cap Rate are not a guarantee of any positive return. The Index Participation Rate, the Guaranteed Index Participation Rate, and the Performance Boost Cap Rate are not available as stand-alone Crediting Methods. Protection Option: A Protection Option provides a level of downside protection if the Index Return is negative. We currently offer a Buffer Protection Option. Current Buffer rates are provided at the time of application. The current limits on Index losses for new Index Account Option Terms are disclosed in a Rate Sheet Prospectus Supplement. To obtain a copy of the most recent Rate Sheet Prospectus Supplement(s), please visit www.jackson.com/product- literature-11.html. A Buffer protects from loss up to a specific amount . You only incur a loss if the Index declines more than the stated Buffer percentage. For example, if an Index declines 15% and you chose a 10% Buffer, you would incur a loss of 5% for that Index Account Option Term. Available Buffer rates are guaranteed to be no less than 10% or more than 30%. Available Buffer Protection Options will always be at least 10%. Index Account Option Terms: The Contract currently offers three term lengths: a 1-Year term, a 3-Year term, and a 6-Year term depending on the Crediting Method and Protection Option you choose. The available Crediting Method and Protection Option rates for all Index Account Options other than the Guaranteed Cap Crediting Method are the new business and renewal rates effective as of the first day of an Index Account Option Term and will not change until the end of your Index Account Option Term. The rate for a particular Index Account Option Term may be higher or lower than the rate for previous or future Index Account Option Terms. Available rates for the Guaranteed Cap Crediting Method are the new business rates effective as of the first day of your initial Index Account Option Term and will not change until the end of your Guarantee Period. For more information on the Guaranteed Cap Crediting Method, see "Guaranteed Cap Crediting Method" beginning on page 37. We reserve the right to delete or add Index Account Options, Indexes, Crediting Methods, Protection Options, and Index Account Option Terms in the future. There will always be more than one Index Account Option available, and those options will always be identical or similar to one of the options disclosed in this prospectus. Fixed Account You also have the option to invest all or a portion of your Contract Value into a Fixed Account Option. Amounts allocated to the Fixed Account earn compounded interest at a fixed rate for the duration of the term. Currently, we offer a one-year term for amounts allocated to the Fixed Account and at the end of the one-year term, you will have the option of reallocating those amounts to Index Account Options, or to continue with the amounts in the 1-year Fixed Account Option. The credited interest rate on the Fixed Account is set annually and can be changed as each one-year term resets on the Fixed Account Option Term Anniversary, subject to a guaranteed minimum interest rate. The current guaranteed minimum interest rate, called the Fixed Account Minimum Interest Rate, is equal to the current minimum non-forfeiture rate of 2.40%. If you allocate Contract Value to a Fixed Account Option, the Fixed Account minimum interest rate in effect at the time of the allocation will apply to that allocation until the reset of the Fixed Account Minimum Interest Rate on the next Contract Monthly Anniversary in January. At that point, the Fixed Account Minimum Interest Rate will be reset, which could change the amount of interest you earn 7